

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2022

Patrik Frisk
Chief Executive Officer and President
Under Armour, Inc.
1020 Hull St.
Baltimore, MD 21230

> **Re: Under Armour, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 23, 2022**
> **File No. 001-33202**

Dear Patrik Frisk:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing